SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
  NII HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
4.25% Convertible Senior Notes due 2023
(Title of Class of Securities)
62913F AM4
(CUSIP Number of Class of Securities)
Shana C. Smith
Vice President, General Counsel and Secretary
NII Holdings, Inc.
1405 S. Fern Street, #93001
Arlington, Virginia 22202
(703) 390-5100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Charles W. Kemp
Williams Mullen
200 South 10th Street
Richmond, Virginia 23219
 (804) 420-6929

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$112,379,000	$14,586.79

(1)
Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $103,100,000 aggregate principal amount of NII Holdings, Inc.’s 4.25% Convertible Notes due 2023 are purchased at the tender offer price of $1,090 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,386.06	Filing Party: NII Holdings, Inc.
Form or Registration No.: SC TO-I (File No. 005-78613)	Date Filed: February 5, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by NII Holdings, Inc., a Delaware corporation (“NII” or the “Company”), on February 5, 2020 (the “Schedule TO”), and relates to the Company’s offer to purchase (“Tender Offer”), up to $103,100,000 aggregate principal amount of its outstanding 4.25% Convertible Senior Notes due 2023 (the “Notes”), upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated February 5, 2020 (the “Original Offer to Purchase”), a copy of which was previously filed as an exhibit to the Schedule TO and (ii) Supplement No. 1 to the Offer to Purchase, dated February 18, 2020 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment.

Except as set forth in this Amendment (and in the Supplement), the terms of the Tender Offer remain the same as set forth in the Original Offer to Purchase.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.  This Amendment should be read together with the Schedule TO and the Offer to Purchase.
Item 1. Summary Term Sheet.
The information set forth in the Original Offer to Purchase is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The Original Offer to Purchase
 The information set forth in the Original Offer to Purchase, including under the headings “Summary,” “The Terms of the Tender Offer,” and “Source of Funds” is hereby amended and supplemented by the information set forth below.
The Original Offer to Purchase is hereby amended and supplemented (which amendments and supplements are included in the Supplement) to amend the Purchase Price by deleting all references to “$1,075” and replacing them with “$1,090”.
Item 6. Purposes of the Transaction and Plans or Proposals.
(c) Plans. The information in the Original Offer to Purchase including in “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information in the Offer to Purchase under the heading “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.
(d) Borrowed Funds. The information in the Offer to Purchase under the heading “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.
Item 12. Exhibits.
Item 12 is hereby amended and supplemented by adding the following exhibits:
(a)(1)(B)	Supplement No. 1 to the Offer to Purchase, date February 18, 2020.
(a)(5)(ii)	Press Release, dated February 18, 2020/

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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020	NII HOLDINGS, INC.

	By:	/s/ Shana C. Smith
	Name:	Shana C. Smith
	Title:	Vice President, General Counsel and Secretary

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 5, 2020.*
(a)(1)(B)	Supplement No. 1 to the Offer to Purchase, dated February 18, 2020.
(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated February 5, 2020.*
(a)(5)(ii)	Press Release, dated February 18, 2020.
(b)	None.
(d)(1)
Indenture (including form of Note), dated as of August 14, 2018, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 14, 2018, File No. 001-37488 and incorporated herein by reference).*

(d)(2)
First Supplemental Indenture, dated as of December 18, 2019, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2019, File No. 001-37488 and incorporated herein by reference).*

(g)	None.
(h)	None.

*Previously filed.

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